UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENERGY XXI (BERMUDA) LIMITED

(Name of Subject Company (Issuer))

ENERGY XXI (BERMUDA) LIMITED (Issuer and Offeror)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Share Purchase Warrants
Having an Exercise Price of $5.00 Per Share

(Title of Classes of Securities)

G10082116

(CUSIP Number of Class of Securities)

Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda
(441) 298-3262

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

T. Mark Kelly
Vinson & Elkins L.L.P.
2500 First City Tower, 1001 Fannin
Houston, Texas 77002
(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$77,264,872	$15,453

(1)	Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The Transaction Valuation was determined based upon, $1.00, the average of the high and low sales price of the Warrants as listed on the AIM market of the London Stock Exchange on May 9, 2008, times the number of outstanding Warrants.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,182
Form or Registration No.:	Registration Statement No. 333- on Form S-4 (the “Registration Statement”)
Filing party:	Energy XXI (Bermuda) Limited
Date filed:	May 12, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d 1.
☒	issuer tender offer subject to Rule 13e 4.
☐	going private transaction subject to Rule 13e 3.
☐	amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary of Terms” in the Exchange Offer dated as of May 12, 2008 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(B), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Energy XXI (Bermuda) Limited, a Bermudian exempted company (the “Company”). The address of its principal executive offices is Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda. The telephone number of its principal executive offices is (441) 298-3262.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to holders of all currently outstanding common share purchase Warrants with a $5.00 per share exercise price (“Warrants”) to voluntarily exchange any or all of their warrants for common shares of the Company (“Common Shares”) upon the terms and subject to the conditions described in the Exchange Offer and the related Election Form attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively. As of May 9, 2008, there were 77,264,872 outstanding Warrants eligible to participate in the Offer, each Warrant currently exercisable into one common share for an exercise price of $5.00 per share. The information set forth in the Exchange Offer under Section 2 (“Eligibility”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Shares”) is incorporated herein by reference.

(c) The information set forth in the Exchange Offer under Section 8 (“Price Range of Warrants and Common Shares”) is incorporated herein by reference. The Warrants are currently listed and trade on the AIM market of the London Stock Exchange under the symbol “EXXW.”

(d) During the last two years, the Company has made the following purchases of Warrants:

•	50,000 Warrants were purchased at $.40 / Warrant ($20,000 total); in March 2008
•	500,000 Warrants were purchased at $.875 / Warrant ($437,500 total); in January 2007
•	700,000 Warrants were purchased at $.90 / Warrant ($630,000 total); in November 2006

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The Company’s Directors and Executive Officers as of May 9, 2008 are listed in the table below.

Name	Title
John D. Schiller, Jr.	Chairman of the Board and Chief Executive Officer
Steven A. Weyel	President and Chief Operating Officer
David West Griffin	Chief Financial Officer
Ben Marchive	Senior Vice President, Operations
Stewart Lawrence	Vice President of Investor Relations and Communications
Hugh A. Menown	Vice President and Chief Accounting Officer
Steve Nelson	Vice President of Drilling and Production
William Colvin	Director
Paul Davison	Director
David M. Dunwoody	Director
Hill A. Feinberg	Director

Item 4. Terms of the Transaction.

(a) The information set forth in the Exchange Offer under Section 1 (“Purpose of the Offer”), Section 2 (“Eligibility”), Section 3 (“Exchange of Warrants”), Section 4 (“Procedures for Tendering Warrants”), Section 5 (“Acceptance of Warrants; Issuance of Common Shares; Payment of Offer Payments”), Section 6 (“Extension of Offer; Termination; Amendment”), Section 9 (“Source and Amount of Consideration; Description of Warrants”) and Section 13 (“Certain Tax Consequences of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Exchange Offer under Section 1 (“Purpose of the Offer”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Shares”) is incorporated herein by reference.

(b) Our directors and executive officers who own an aggregate of 3,369,413 Warrants have indicated an intention to tender all of their Warrants in the Offer.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Exchange Offer under Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under Section 5 (“Acceptance of Warrants; Issuance of Common Shares; Payment of Offer Payments”) and Section 9 (“Source and Amount of Consideration; Description of Warrants”) is incorporated herein by reference.

(c) The information set forth in the Exchange Offer under Section 1 (“Purpose of the Offer”) and Section 10 (“Information Concerning Energy XXI”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Exchange Offer under Section 9 (“Source and Amount of Consideration; Description of Warrants”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Shares”) is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Shares”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) We have not retained any person for the purpose of soliciting eligible Warrantholders to tender their Warrants pursuant to the Offer.

Item 10. Financial Statements.

(a) The following information is incorporated herein by reference:

(1)	the information set forth in Part II Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2007, previously filed with the Securities and Exchange Commission on September 27, 2007;

(2)	the information set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 13, 2007, for its fiscal quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 5, 2007 and for its fiscal quarter ended March 31, 2008 filed with the Securities and Exchange Commission on May 1, 2008; and
(3)	the information set forth in the Exchange Offer under Section 15.

The information incorporated herein by reference (the “Additional Information”) is available over the internet at the World Wide Web site of the SEC at http://www.sec.gov. Such information may also be obtained, free of charge at the Company’s website http://www.energyxxi.com or by contacting Stewart Lawrence at the Company at (713) 351-3006.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Shares”), Section 12 (“Legal Matters; Regulatory Approval”) and Section 15 (“Additional Information”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Letter to Holders of Warrants.
(a)(1)(B)	Exchange Offer dated May 12, 2008.
(a)(1)(C)	Form of Election Form.
(a)(1)(D)	Form of Withdrawal Form.
(a)(1)(E)	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)	Preliminary Prospectus dated , 2008 (incorporated by reference to the Registration Statement).
(a)(4)	Incorporated by reference to Exhibit (a)(1)(F).
(b)	Not applicable.
(d)(1)	Warranty Deed dated October 20, 2005 between Energy XXI Acquisition Corporation (Bermuda) Limited and Capita Registrars (Jersey) Limited, as Warrant Agent.
(d)(2)	Form of Warrant.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ENERGY XXI (BERMUDA) LIMITED

Date: May 12, 2008	By: /s/ John D. Schiller, Jr. John D. Schiller, Jr. Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Letter to Holders of Warrants.
(a)(1)(B)	Exchange Offer dated May 12, 2008.
(a)(1)(C)	Form of Election Form.
(a)(1)(D)	Form of Withdrawal Form.
(a)(1)(E)	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)	Preliminary Prospectus dated , 2008 (incorporated by reference to the Registration Statement).
(a)(4)	Incorporated by reference to Exhibit (a)(1)(F).
(b)	Not applicable.
(d)(1)	Warranty Deed dated October 20, 2005 between Energy XXI Acquisition Corporation (Bermuda) Limited and Capita Registrars (Jersey) Limited, as warrant agent.
(d)(2)	Form of Warrant.
(g)	Not applicable.
(h)	Not applicable.